FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2019

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒          Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐          No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

Quarterly Report for the Period Ending

September 30, 2019

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2019 of Videotron Ltd.

QUARTERLY REPORT

2019 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine-month Period

January 1, 2019 – September 30, 2019

November 13, 2019

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2019 and 2018

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (the “parent corporation”), is governed by the Business Corporations Act (Quebec) and is one of Canada’s largest telecommunications corporation.  Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2019 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2018 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis. The adoption of IFRS 16 had significant impacts on the consolidated financial statements since the Corporation is engaged in various long-term leases relating to premises and equipment. Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under the previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income. Principal payments on the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities. The impact of adoption of IFRS 16 on a fully retrospective basis is described under “Changes in Accounting Policies.”

Table 2 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following adoption of IFRS 16, as permitted under International Financial Reporting Standards (“IFRS”). Form F1 in Canadian securities regulatory authorities’ Regulation 51-102 respecting Continuous Disclosure Obligations stipulates that if a choice made in applying a change in accounting policies has a material effect, as is the case with IFRS 16, the Corporation may explain its choice and discuss the effect on its financial performance.

DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media Inc. its 4Degrees Colocation Inc. data centers operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments.

These discontinued operations were transferred to Quebecor Media Inc. in exchange of a promissory note receivable for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

In this Management Discussion and Analysis, only continuing operating activities of the Corporation are included in the analysis of its operating results.

HIGHLIGHTS SINCE JUNE 30, 2019

•                  During the third quarter of 2019, revenues grew by $22.2 million (2.6%), adjusted EBITDA grew by $34.6 million (8.0%) and the monthly combined total average billing per unit (“ABPU”) grew by 1.6%, all compared to the third quarter of 2018.

•                  As of September 30, 2019, 1,288,700 lines were activated to the mobile telephony services, an increase of 56,800 (4.6%) in the quarter compared to an increase of 41,500 in 2018 and a year-over-year increase of 168,000 (15.0%).

•                  On August 27, 2019, the Corporation unveiled, Helix, the new technological platform that will revolutionize entertainment with  Wi-Fi and voice recognition remote control, and, soon to come, the integration of home automation functions.

•                  On October 8, 2019, the Corporation issued the largest funding to date in the Canadian market with an aggregate principal amount of $800.0 million Senior Notes of 4.5% interest rate maturing on January 15, 2030, for net proceeds of $790.7 million net of financing expenses of $9.3 million. The Corporation used the proceeds from this offering primarily to repay a portion of the amounts outstanding under its senior secured revolving credit facility.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018

Adjusted EBITDA	$467.5	$432.9	$1,340.3	$1,279.3
Depreciation and amortization	(169.9)	(173.8)	(516.3)	(517.3)
Financial expenses	(50.5)	(50.9)	(148.5)	(136.1)
Gain (loss) on valuation and translation of financial instruments	1.8	(0.7)	1.2	(1.4)
Restructuring of operations and other items	(0.5)	(13.4)	(18.3)	(17.1)
Income taxes	(54.3)	(36.4)	(143.0)	(125.8)
Income from discontinued operations	—	0.7	115.9	2.6
Net income	$194.1	$158.4	$631.3	$484.2

Adjusted EBITDA without restatement of comparative figures

Table 2 provides a reconciliation of adjusted EBITDA to net income, without restatement of comparative figures following the adoption of IFRS.

Table 2

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements, without restatement of comparative figures following the adoption of IFRS 16

(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018

Adjusted EBITDA	$467.5	$423.2	$1,340.3	$1,250.2
Depreciation and amortization	(169.9)	(166.5)	(516.3)	(495.7)
Financial expenses	(50.5)	(49.1)	(148.5)	(130.6)
Gain (Loss) on valuation and translation of financial instruments	1.8	(0.7)	1.2	(1.4)
Restructuring of operations and other items	(0.5)	(13.4)	(18.3)	(17.1)
Income taxes	(54.3)	(36.2)	(143.0)	(125.2)
Income from discontinued operations	—	0.7	115.9	2.6
Net income	$194.1	$158.0	$631.3	$482.8

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses revenue-generating unit (“RGU”), an industry metric, as a key performance indicator. A RGU represents, as the case may be, subscription to the cable Internet, cable television and over the top video services (“Club illico”), and subscriber connection to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF VIDEOTRON

2019/2018 third quarter comparison

Revenues: $875.7 million, an increase of $22.2 million (2.7%) compared with the same period of 2018.

•                  Revenues from mobile telephony services increased by $17.4 million (12.6%) to $155.7 million essentially due to subscriber growth.

•                  Revenues from Internet access services increased by $7.3 million (2.7%) to $279.3 million. The favourable variance was mainly due to higher revenue per subscriber and subscriber growth.

•                  Revenues from cable television services decreased by $5.4 million (-2.2%) to $242.2 million. This decrease was primarily due to the net erosion of the customer base, partially offset by higher revenues per customer.

•                  Revenues from cable telephony services decreased by $6.6 million (-7.3%) to $84.4 million, mainly due to the net erosion of the customer base.

•                  Revenues from equipment sales increased by $6.5 million (10.3%) to $69.6 million, mainly due to our new revenue stream related to the launch of the new Helix platform on August 27, 2019.

•                  Other revenues increased by $3.0 million (7.2%) to $44.5 million, mainly reflecting a revenue increase in the fiber business segment combined with an increase in the revenues of Club illico.

Total ABPU: $50.49 in the third quarter of 2019, compared with $49.70 in the same quarter of 2018, an increase of $0.79 (1.6%). Mobile ABPU reached $53.28 in the third quarter of 2019, compared with $54.28 in the same quarter of 2018, a decrease of $1.00 (-1.8%) essentially due to the continued growth of the bring your own device (“BYOD”) plans.

Customer statistics

RGUs — As of September 30, 2019, the total number of revenue-generating units stood at 6,054,400, an increase of 53,300 (0.9%) in the quarter, compared with an increase of 56,500 in the same period last year. RGUs increased by 98,500 (1.7%) over the last twelve months (Table 3).

Mobile telephony — As of September 30, 2019, 1,288,700 lines were activated to the mobile telephony network, an increase of 56,800 (4.6%) in the quarter, compared with an increase of 41,500 (3.8%) in the same quarter of 2018. Mobile telephony lines increased by 168,000 (15.0%) over the last twelve months (Table 3).

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,724,300 as at the end of the third quarter of 2019, an increase of 17,400 (1.0%) in the quarter, compared with an increase of 23,400 (1.4%) in the same quarter of 2018. Cable Internet access customers increased by 26,800 (1.6%) over the last twelve months (Table 3). As of September 30, 2019, the household and business penetration rate was 58.6%, compared with 58.5% as of September 30, 2018 (this rate corresponds to the number of subscribers as a proportion of the total homes and businesses passed of 2,940,400 on September 30, 2019 compared with 2,900,200 on September 30, 2018).

Cable television — Cable television subscribers stood at 1,545,200 as at the end of the third quarter of 2019, a decrease of 13,200 (-0.8%) in the quarter, compared with a decrease of 2,300 (-0.1%) in the same quarter of 2018 and a year-over-year decrease of 58,500 (-3.6%) (Table 3). As of March 31, 2019, the cable television service had a household and business penetration rate was 52.6%, compared with 55.3% a year earlier.

Cable telephony — The number of cable telephony lines stood at 1,052,700 as at the end of the third quarter of 2019, a decrease of 20,200 (-1.9%) in the quarter, compared with a decrease of 17,100 (-1.5%) in the same quarter of 2018. Cable telephony lines decreased by 78,400 (-6.9%) over the last twelve months (Table 3). As of September 30, 2019, cable telephony services household and business penetration rate was 35.8%, compared with 39.0% as of September 30, 2018.

Club illico  — The number of subscribers to Club illico stood at 443,500 as at the end of the third quarter of 2019, an increase of 12,500 (2.9%) in the quarter, compared with an increase of 11,000 (2.8%) in the third quarter of 2018. Club illico customers increased by 40,600 (10.1%) over the last twelve months (Table 3).

Table 3

Quarter-end RGUs for the last eight quarters

(in thousands of units)

	Sept. 19	June 19	Mar. 19	Dec. 18	Sept. 18	June 18	Mar. 18	Dec. 17
Mobile telelphony	1,288.7	1,231.9	1,193.6	1,153.8	1,120.7	1,079.2	1,047.3	1,024.0
Cable Internet	1,724.3	1,706.9	1,710.8	1,704.5	1,697.5	1,674.1	1,674.6	1,666.5
Cable television	1,545.2	1,558.4	1,582.6	1,597.3	1,603.7	1,606.0	1,625.5	1,640.5
Cable telephony	1,052.7	1,072.9	1,094.9	1,113.9	1,131.1	1,148.2	1,169.6	1,188.5
Club illico	443.5	431.0	431.7	420.8	402.9	391.9	383.4	361.6
Total	6,054.4	6,001.1	6,013.6	5,990.3	5,955.9	5,899.4	5,900.4	5,881.1

Adjusted EBITDA: $467.5 million in the third quarter of 2019, an increase of $34.6 million (8.0%).

•                  The increase was primarily due to:

•                  an increase in revenue as detailed above;

•                  a decrease in operating expenses, including the impact of a one-time gain.

Adjusted EBITDA increase of $44.3 million (10.5%), without restatement of comparative figures following the adoption of IFRS 16.

Operating expenses, expressed as a percentage of revenues: 46.6% in 2019, compared with 49.3% in 2018, including the impact of a one-time gain, but still showing operational leverage efficiencies.

Depreciation and amortization charge: $169.9 million, a decrease of $3.9 million (-2.2%).

Financial expenses (primarily comprised of interest on long-term debt): $50.5 million in the third quarter of 2019, a decrease of $0.4 million (-0.8%) compared with the same quarter of 2018.

Gain or loss on valuation and translation of financial instruments: Gain of $1.8 million in the third quarter of 2019, compared with a loss of $0.7 million in the same quarter of 2018, resulting in a favourable variance of $2.5 million.

Restructuring of operations and other items: $0.5 million charge recorded in the third quarter of 2019, compared with a $13.4 million charge in the same quarter of 2018, resulting in a favourable variance of $12.9 million mainly due to impairment charge related to IT projects recorded in the third quarter of 2018.

Income tax expense: $54.3 million (effective tax rate of 21.9%) in the third quarter of 2019, compared with $36.4 million (effective tax rate of 18.8%) in the same quarter of 2018.

•                  The increase of $17.9 million was mainly due to changes in tax consolidation arrangements with the parent corporation.

Net income attributable to shareholder: $194.1 million, an increase of $35.7 million (22.5%).

•                  The increase was mainly due to:

•                  $34.6 million increase in adjusted EBITDA;

•                  $12.9 million decrease in restructuring of operations and other items;

•                  $3.9 million decrease in depreciation and amortization.

•                  Partially offset by:

•                  $17.9 million increase in income taxes.

Net income attributable to shareholder without restatement of comparative figures following the adoption of IFRS 16 of $194.1 million in the third quarter of 2019, compared to $158.0 million in the same quarter of 2018, representing an increase of $36.1 million (22.8%).

2019/2018 year-to-date comparison

•                  Revenues: $2,568.9 million, an increase of $57.1 million (2.3%) compared with the same period of 2018, essentially due to the same explanations as the quarter analysis.

•                  Revenues from mobile telephony services increased by $48.6 million (12.3%) to $443.5 million.

•                  Revenues from Internet access services increased by $26.4 million (3.3%) to $831.6 million.

•                  Revenues from cable television services decreased by $12.8 million (-1.7%) to $734.9 million.

•                  Revenues from cable telephony services decreased by $21.4 million (-7.7%) to $257.4 million.

•                  Revenues from customer equipment sales increased by $7.6 million (4.7%) to $170.2 million.

•                  Other revenues increased by $8.7 million (7.1%) to $131.3 million.

Total ABPU: $49.98 for the first nine months of 2019, compared with $49.40 in the same period of 2018, an increase of $0.58 (1.2%). Mobile ABPU reached $52.79 for the first nine months of 2019, compared with $53.75 in the same period of 2018, a decrease of $0.96 (-1.8%), fully driven by an increase in BYOD plans.

Customer statistics

RGUs — Increase of 64,100 (1.1%) in the first nine months of 2019, compared with an increase of 74,800 in the same period of 2018 (Table 3).

Mobile telephony — Increase of 134,900 lines (11.7%) in the first nine months of 2019, compared with an increase of 96,700 in the same period of 2018 (Table 3).

Cable Internet access — Increase of 19,800 customers (1.2%) in the first nine months of 2019, compared with an increase of 31,000 in the same period of 2018 (Table 3).

Cable television — Decrease of 52,100 (-3.3%) in the first nine months of 2019, compared with a decrease of 36,800 customers in the same period of 2018 (Table 3).

Cable telephony — Decrease of 61,200 lines (-5.5%) in the first nine months of 2019, compared with a decrease of 57,400 in the same period of 2018 (Table 3).

Club illico — Increase of 22,700 subscribers (5.4%) in the first nine months of 2019, compared with an increase of 41,300 in the same period of 2018 (Table 3).

Adjusted EBITDA: $1,340.3 million for the first nine months of 2019, an increase of $61.0 million (4.8%) compared to the same period of 2018.

•                  This increase was primarily due to:

•                  an increase in net revenue, as detailed above;

•                  a decrease in operating expenses, including the impact of a one-time gain.

•                  partially offset by:

•                  a favourable retroactive adjustment recorded in the first quarter of 2018 related to roaming fees following a Canadian Radio-television and Telecommunications Commission (“CRTC”) decision, thereby creating an unfavourable variance in the year-over-year comparison;

•                  an increase in mobile and wireline equipment costs.

Adjusted EBITDA increase of $90.1 million (7.2%), without restatement of comparative figures following the adoption of IFRS 16.

Operating expenses, expressed as a percentage of revenues: 47.9% in 2019, compared with 49.1% in 2018, including the impact of a one-time gain, but still showing operational leverage efficiencies.

Depreciation and amortization charge: $516.3 million in the first nine months of 2019, a decrease of $1.0 million (-0.2%) compared with the same period of 2018.

Financial expenses (primarily comprised of interest on long-term debt): $148.5 million in the first nine months of 2019, an increase of $12.4 million (9.1%) compared with the same period of 2018.

•                  The increase was mainly due to:

•                  $11.5 million increase in interest on long-term debt, mainly due to higher average indebtedness;

•                  $6.7 million decrease in interest revenues on cash-on-hand.

•                  Partially offset by:

•                  $2.2 million favourable variance in gain on foreign currency translation of short-term monetary items;

•                  $4.7 million increase in interest revenue from our subordinated loan to our parent corporation.

Gain or loss on valuation and translation of financial instruments: Gain of $1.2 million in the first nine months of 2019, compared with a loss of $1.4 million in the same period of 2018.

Restructuring of operations and other items: $18.3 million charge recorded in the first nine months of 2019, compared with a $17.1 million charge in the same period of 2018, an unfavourable variance of $1.2 million.

•                  In the first nine months of 2019, a $15.3 million charge was recognized in connection with impairment of assets.

•                  In the first nine months of 2018, a $12.9 million impairment charge was recognized in connection with IT projects, and a $3.6 million charge was recognized in connection with charges related to the decommissioning of our analog network and labour cost reduction initiatives.

Income tax expense: $143.0 million (effective tax rate of 21.7%) in the first nine months of 2019, compared with $125.8 million (effective tax rate of 20.7%) in the same period of 2018.

Net income attributable to shareholder: $631.3 million, an increase of $147.1 million (30.4%).

•                  The increase was mainly due to:

•                  $113.3 million increase in income from discontinued activities;

•                  $61.0 million increase in adjusted EBITDA.

•                  Partially offset by:

•                  $12.4 million increase in financial expenses;

•                  $17.2 million increase in income taxes.

Net income attributable to shareholder without restatement of comparative figures following the adoption of IFRS 16 of $631.3 million in the first nine months of 2019, compared to $482.8 million in the same period of 2018, representing an increase of $148.5 million (30.8%).

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheets date.

Operating activities

Third quarter 2019

Cash flows provided by operating activities: $326.5 million in the third quarter of 2019, compared with $429.9 million in the same quarter of 2018.

The $103.4 million decrease was primarily due to:

•                  $154.3 million unfavourable variance in non-cash balances related to operations, mainly due to a unfavourable variation in income taxes payable, an increase in inventories, a decrease in accounts payable and accrued charges, and a decrease in other operating liabilities.

Partially offset by:

•                  $34.6 million increase in adjusted EBITDA;

•                  $15.0 million decrease in current income tax expenses.

Year to date

Cash flows provided by operating activities: $893.0 million in the first nine months of 2019, compared with $1,135.8 million in the same period of 2018.

The $242.8 million decrease was primarily due to:

•                  $324.1 million unfavourable variance in non-cash balances related to operations, mainly due to a unfavourable variation in income taxes payable, an increase in inventories and a decrease in other operating liabilities and accounts payable and accrued charges;

•                  $12.0 million increase in the cash portion of financial expenses.

Partially offset by:

•                  $61.0 million increase in adjusted EBITDA;

•                  $31.1 million decrease in current income tax expenses.

Working capital: Negative $219.2 million as of September 30, 2019 compared with negative $351.5 million as of December 31, 2018. The favourable variance was due primarily to the decrease in income taxes and in accounts payable and accrued charges, an increase in inventories, partially offset by the realization of net assets held for sale.

Investing activities

Third quarter 2019

Additions to property, plant and equipment: $117.3 million in the third quarter of 2019, compared with $128.6 million in the same quarter of 2018. The $11.3 million decrease is mainly due to lower investments in the customer equipment rental program.

Additions to intangible assets: $57.2 million in the third quarter of 2019, compared with $29.1 million in the same quarter of 2018. The $28.1 million increase is due mainly to investments in our Helix platform.

Proceeds from disposal of assets: $0.4 million received in the third quarter of 2019, compared to $0.9 million received in the same quarter 2018.

Year to date

Additions to property, plant and equipment: $361.1 million in the first nine months of 2019 compared with $389.2 million in the same period of 2018. The $28.1 million decrease is mainly due to lower investments in customer equipment rental program.

Additions to intangible assets: $402.3 million in the first nine months of 2019, compared with $120.7 million in the same period of 2018. The $281.6 increase is attributable to the acquisition of 10 blocks of low-frequency spectrum in the 600 MHz band for $255.8 million in the latest Innovation, Science and Economic Development Canada’s (“ISED”) mobile spectrum auction and investments in our Helix platform.

Proceeds from disposal of assets: $3.1 million in the first nine months of 2019, compared with $2.6 million in the same period of 2018.

Business disposal: $100.7 million in the first nine months of 2019, including $99.5 million in the first quarter of 2019, from the sale of the 4Degrees Colocation Inc. data centers operations.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $220.3 million increase during the first nine months of 2019.

•                  Summary of debt increases during the first nine months of 2019:

•                  $269.9 million increase in drawings under the revolving credit facilities;

•                  $17.9 million increase in bank indebtedness;

•                  $9.3 million change in the fair value related to hedged interest rate risk.

•                  Summary of debt decreases during the first nine months of 2019:

•                  $80.4 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”.

Assets and liabilities related to derivative financial instruments: Net asset of $444.2 million as of September 30, 2019, compared with a net asset of $465.0 million as of December 31, 2018, a $20.8 million unfavourable variance. The variance was mainly due to the net unfavourable impact of exchange rate and interest rate fluctuations.

Dividends: Increase of $118.0 million in common dividends to the parent corporation in the first nine months of 2019 compared with the same period of 2018.

Financial position as of September 30, 2019

Net available liquidity: Pro forma the issuance in October 2019 of $800.0 million aggregate principal amount of Senior Notes and the related use of proceeds, net available liquidity of $1,262.5 million as of September 30, 2019 for the Corporation, consisting of $1,288.7 million in unused availabilities under credit facilities, less $26.2 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): 4,448.2 million as of September 30, 2019, an increase of $220.3 million; $20.8 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of September 30, 2019, minimum principal repayments on long-term debt in the coming years are as follows:

Table 4

Minimum principal payments on the Corporation’s long-term debt

Twelve-month period ending September 30

(in millions of Canadian dollars)

2020	$—
2021	—
2022	1,059.3
2023	1,010.6
2024	794.5
2025 and thereafter	1,569.4
Total	$4,433.8

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase the outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on the liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

Pro forma the issuance of $800.0 million aggregate principal amount of Senior Notes on October 8, 2019 and the corresponding decrease in advances under Videotron’s secured revolving credit facility: the weighted average term of the Corporation’s consolidated debt was approximately 6.2 years as of September 30, 2019 (5.8 years as of December 31, 2018). And after taking into account hedging instruments, the debt consisted of approximately 90.5% fixed-rate debt as at September 30, 2019 (75.8% as of December 31, 2018) and 9.5% floating-rate debt (24.2% as of December 31, 2018).

The Corporation’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for the wireline and wireless networks, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, and dividends or distributions to shareholder in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends or distributions and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). As of September 30, 2019, the Corporation was in compliance with all required financial ratios.

Distributions to our shareholder

The Corporation paid $181.0 million in common dividends to the parent corporation in the first nine months of 2019 ($63.0 million in the same period of 2018). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

600 MHz spectrum auction

On April 10, 2019, the Corporation acquired 10 blocks of low-frequency spectrum in the 600 MHz band in the latest ISED mobile spectrum auction. The licences covering Eastern, Southern and Northern Quebec, as well as Outaouais and Eastern Ontario areas were acquired for $255.8 million.

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred and subsequently cancelled all of its 172,516,829 common shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Quebec Inc. in exchange for i) a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,570 common shares of 9370-5762 Quebec Inc. and ii) 6,636,391 common shares of 9370-5762 Quebec Inc. The following day, the Corporation was merged with 9370-5762 Quebec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd.  Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,570 common shares of the Corporation. This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

Issuance of shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

On July 26, 2019, the Corporation issued 3,563 common shares to its parent corporation for a cash consideration of $3.3 million.

Reduction of paid-up capital

During the year ended December 31, 2018, the Corporation reduced its paid-up capital for total cash considerations of $2,588.1 million.

On January 17, 2019, the Corporation reduced its paid-up capital for a cash consideration of $45.0 million.

On April 1, 2019, the Corporation reduced its paid-up capital for a cash consideration of $30.0 million.

On May 9, 2019, the Corporation reduced its paid-up capital for a cash consideration of $45.0 million.

On July 15, 2019, the Corporation reduced its paid-up capital for a cash consideration of $345.0 million.

Analysis of consolidated balance sheets

Table 5

Consolidated balance sheets of Videotron

Analysis of main variances between September 30, 2019 and December 31, 2018

(in millions of Canadian dollars)

	September 30, 2019	December 31, 2018	Variance	Variance detail

Assets

Income taxes	$2.2	$(120.2)	$122.4	Current disbursements less current income taxes for the period

Inventories	111.4	86.6	24.8	Customer equipment

Net assets held for sale [1]	—	88.4	(88.4)	Sale of 4Degrees Colocation Inc.

Property, plant and equipment	3,037.3	3,136.4	(99.1)	Depreciation for the period less additions to property, plant and equipment on an accrual basis

Intangible assets	1,353.8	1,059.6	294.2	Acquisition of spectrum licences and investments in Helix on an accrual basis, less amortization.

Promissory note to parent corporation	160.0	—	160.0	Note receivable from parent corporation following the sale of 4Degrees Colocation Inc.

Derivative financial instruments [2]	444.2	465.0	(20.8)	See “Financing Activities”

Liabilities

Accounts payable and accrued charges	510.9	593.0	(82.1)	Impact of current variances in activity

Long-term debt and bank indebtedness	4,448.2	4,227.9	220.3	See “Financing Activities”

Other liabilities	164.5	131.1	33.4	Contingent consideration related to the sale of 4Degrees Colocation Inc., minus the decrease in other operating liabilities.

1                   Current assets less current liabilities

2                   Long-term assets less long-term liabilities

ADDITIONAL INFORMATION

Contractual obligations

As of September 30, 2019, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments.  Table 6 below shows a summary of the contractual obligations.

Table 6

Contractual obligations of the Corporation as of September 30, 2019

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long term debt [1,2]	$4,433.8	$—	$1,059.3	$1,805.1	$1,569.4
Interest payments on long term debt [3]	982.1	146.8	395.4	268.5	171.4
Lease Liabilities	112.3	29.6	38.3	23.6	20.8
Interest payments on lease liabilities	18.4	5.2	6.7	3.7	2.8
Additions to property, plant and equipement and other commitments	1,524.2	934.7	304.2	106.9	178.4
Derivative financial instruments [4]	(382.0)	—	(259.8)	(132.2)	10.0
Total contractual cash obligations	$6,688.8	$1,116.3	$1,544.1	$2,075.6	$1,952.8

1                   Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

2                   The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

3                   Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2019.

4                   Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2019, the Corporation incurred interest on loans and lease charges, from the parent and affiliated corporations in the amount of $28.3 million ($24.6 million in the same quarter of 2018), which are included in purchase of goods and services and depreciation of right-of-use assets. The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.0 million ($1.4 million in the third quarter of 2018). These transactions were accounted for at the consideration agreed between the parties.

During the first nine months of 2019, the Corporation incurred interest on loans and lease charges, from the parent and affiliated corporations in the amount of $87.9 million ($80.2 million in the same period of 2018), which are included in purchase of goods and services and depreciation of right-of-use assets. The Corporation generated revenues from the parent and affiliated corporations in the amount of $3.9 million ($4.3 million in the first nine months of 2018). These transactions were concluded and accounted for at the consideration agreed between parties.

Management arrangements

In the third quarter of 2019, the Corporation incurred management fees of $13.2 million ($13.2 million in the third quarter of 2018) with its parent corporation. During the first nine months of 2019, the Corporation incurred management fees of $38.7 million ($39.7 million in the same period of 2018).

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, and (ii) to achieve a targeted balance of fixed and floating rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2019 and December 31, 2018 were as follows:

Table 7

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2019		December 31, 2018
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt [1]	$(4,433.8)	$(4,659.9)	$(4,244.4)	$(4,210.8)
Derivative financial instruments
Foreign exchange forward contracts	(0.3)	(0.3)	6.7	6.7
Cross-currency interest rate swaps	444.5	444.5	458.3	458.3

1                   The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instruments and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The gains and losses on valuation and translation of financial instruments for the three months and nine months ended September 30, 2019 and 2018 is summarized in the following table.

Table 8

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

(Gain) loss on the ineffective portion of fair value hedges	$(1.8)	$0.7	$(1.2)	$1.4
	$(1.8)	$0.7	$(1.2)	$1.4

Gains on cash flow hedges in the amount of $32.6 million and $49.1 million were recorded under “Other comprehensive income” in the third quarter and first nine months of 2019 respectively (gain of $0.6 million and loss of $29.2 million in the third quarter and first nine months of 2018 respectively).

Contigencies

On August 15, 2019, the CRTC issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements.  The new proposed rates are substantially lower than interim rates and could represent a reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell also filed separate requests to stay the implementation of the order pending disposition of their appeals. On September 27, 2019, the Federal Court of Appeal granted an interim stay of the CRTC’s order. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

Changes in accounting policies

(i)               IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since the Corporation is engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under the previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income.

Principal payments on the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

The retrospective adoption of IFRS 16 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income
(in millions of Canadian dollars)

	Three months ended	Nine months ended
Increase (decrease)	September 30, 2018	September 30, 2018

Purchase of goods and services	$(9.7)	$(29.1)
Depreciation and amortization	7.3	21.6
Financial expenses	1.8	5.5
Deferred income tax expense	0.2	0.6
Net income and comprehensive income attributable to shareholder	$0.4	$1.4

Consolidated balance sheets
(in millions of Canadian dollars)

	December 31,	December 31,
Increase (decrease)	2018	2017

Other current assets	$(2.2)	$(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	90.6	108.9
Lease liabilities[1,2]	122.6	143.4
Deferred income tax liability	(4.9)	(5.6)
Deficit	13.8	15.6

1                   The current portion of lease liabilities is $33.5 million as of December 31, 2018 and $34.9 million as of December 31, 2017.

2                   Includes a lease liability with the parent corporation of $28.3 million as of December 31, 2018 and $30.2 million as of December 2017.

(ii)            IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements.

Cautionary statement regarding forward-looking statement

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•             Videotron’s ability to successfully continue developing its network and facilities-based mobile offering;

•             General economic, financial or market conditions and variations in its businesses;

•             The intensity of competitive activity in the industries in which the Corporation operates;

•             New technologies that might change consumer behaviour towards Videotron’s product suite;

•             Unanticipated higher capital spending required to deploy its network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s business;

•             Videotron’s ability to implement successfully its business and operating strategies and to manage its growth and expansion;

•             Disruptions to the network through which Videotron provides its digital television, Internet access, mobile and cable telephony and Club illico services, and its ability to protect such services from piracy, unauthorised access or other security breaches;

•             Labour disputes or strikes;

•             Changes in Videotron’s ability to obtain services and equipment critical to its operations;

•             Changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of Videotron’s licences or markets or in an increase in competition, compliance costs or capital expenditures;

•             Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•             Interest rate fluctuations that affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information — B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

For the three-month and nine-month periods ended September 30, 2019 and 2018
(in million of Canadian dollars)
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018
			(restated, note 2)		(restated, note 2)
Revenues
Internet		$279.3	$272.0	$831.6	$805.2
Cable television		242.2	247.6	734.9	747.7
Mobile telephony		155.7	138.3	443.5	394.9
Cable telephony		84.4	91.0	257.4	278.8
Equipment sales		69.6	63.1	170.2	162.6
Other		44.5	41.5	131.3	122.6
		875.7	853.5	2,568.9	2,511.8

Employee costs	3	92.2	91.5	291.8	290.2
Purchase of goods and services	3	316.0	329.1	936.8	942.3
Depreciation and amortization		169.9	173.8	516.3	517.3
Financial expenses	4	50.5	50.9	148.5	136.1
(Gain) loss on valuation and translation of financial instruments		(1.8)	0.7	(1.2)	1.4
Restructuring of operations and other items	5	0.5	13.4	18.3	17.1
Income before income taxes		248.4	194.1	658.4	607.4

Income taxes (recovery)
Current		18.8	33.8	106.7	137.8
Deferred		35.5	2.6	36.3	(12.0)
		54.3	36.4	143.0	125.8
Income from continuing operations		194.1	157.7	515.4	481.6
Income from discontinued operations	14	—	0.7	115.9	2.6
Net income		$194.1	$158.4	$631.3	$484.2

Net income from continuing operations attributable to
Shareholder		$194.1	$157.7	$515.3	$481.6
Non-controlling interest		—	—	0.1	—

Net income attributable to
Shareholder		$194.1	$158.4	$631.2	$484.2
Non-controlling interest		—	—	0.1	—

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month and nine-month periods ended September 30, 2019 and 2018
(in millions of Canadian dollars)
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018
			(restated, note 2)		(restated, note 2)
Net income		$194.1	$158.4	$631.3	$484.2
Other comprehensive income (loss):
Items that may be reclassified to income:
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		32.6	0.6	49.1	(29.2)
Deferred income taxes		(5.3)	1.6	(4.2)	3.2
		27.3	2.2	44.9	(26.0)
Comprehensive income		$221.4	$160.6	$676.2	$458.2

Comprehensive income attributable to
Shareholder		$221.4	$160.6	$676.1	$458.2
Non-controlling interests		—	—	0.1	—

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

For the three-month and nine-month periods ended September 30, 2019 and 2018
(in millions of Canadian dollars)
(unaudited)

	Equity attributable to shareholder			Equity
	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive loss	attributable to non- controlling interests	Total equity
	(note 9)		(note 12)
Balance as of December 31, 2017 as previously reported	$132.4	$1,844.9	$(41.8)	$0.6	$1,936.1
Changes in accounting policies (note 2)	—	(15.6)	—	—	(15.6)
Balance as of December 31, 2017 as restated	132.4	1,829.3	(41.8)	0.6	1,920.5
Net income	—	484.2	—	—	484.2
Other comprehensive loss	—	—	(26.0)	—	(26.0)
Corporate reorganization (note 9)	3,776.2	(3,776.2)	—	—	—
Reduction of paid-up capital (note 9)	(2,431.1)	—	—	—	(2,431.1)
Dividends	—	(63.0)	—	(0.2)	(63.2)
Balance as of September 30, 2018	1,477.5	(1,525.7)	(67.8)	0.4	(115.6)
Net income	—	169.5	—	—	169.5
Other comprehensive income	—	—	5.8	—	5.8
Reduction of paid-up capital (note 9)	(157.0)	—	—	—	(157.0)
Dividends	—	(50.0)	—	—	(50.0)
Balance as of December 31, 218	1,320.5	(1,406.2)	(62.0)	0.4	(147.3)
Net income	—	631.2	—	0.1	631.3
Other comprehensive income	—	—	44.9	—	44.9
Issuance of common shares (note 9)	153.3	—	—	—	153.3
Reduction of paid-up capital (note 9)	(465.0)	—	—	—	(465.0)
Dividends	—	(181.0)	—	—	(181.0)
Balance as of September 30, 2019	$1,008.8	$(956.0)	$(17.1)	$0.5	$36.2

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month and nine-month periods ended September 30, 2019 and 2018
(in millions of Canadian dollars)
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018
			(restated, note 2)		(restated, note 2)
Cash flows related to operating activities
Net income from continuing activities		$194.1	$157.7	$515.4	$481.6
Adjustments for:
Depreciation of property, plant and equipment		138.5	143.3	420.4	427.8
Amortization of intangible assets		23.2	22.3	71.5	65.3
Amortization of right-of-use assets		8.2	8.2	24.4	24.2
(Gain) loss on valuation and translation of financial instruments		(1.8)	0.7	(1.2)	1.4
Impairment of assets	5	—	12.9	15.3	12.9
Amortization of financing costs	4	1.2	1.1	3.6	3.2
Deferred income taxes		35.5	2.6	36.3	(12.0)
Other		1.9	1.1	2.8	2.8
		400.8	349.9	1,088.5	1,007.2
Net change in non-cash balances related to operating activities		(74.3)	80.0	(195.5)	128.6
Cash flows provided by continuing operating activities		326.5	429.9	893.0	1,135.8
Cash flows related to investing activities
Additions to property, plant and equipment		(117.3)	(128.6)	(361.1)	(389.2)
Additions to intangible assets	6	(57.2)	(29.1)	(402.3)	(120.7)
Proceeds from disposal of assets		0.4	0.9	3.1	2.6
Business acquisition		—	—	—	1.3
Business disposal	14	—	—	100.7	—
Acquisition of preferred shares of an affiliated corporation	8	—	—	—	(2,390.0)
Repayment of a loan by the parent corporation	11	—	—	—	342.0
Cash flows used in continuing investing activities		(174.1)	(156.8)	(659.6)	(2,554.0)
Cash flows related to financing activities
Net change in bank indebtedness		23.6	(7.8)	17.9	10.3
Net change under revolving credit facility		278.1	(94.2)	269.9	721.9
Repayment of long-term debt		—	—	—	(5.4)
Repayment of lease liabilities		(9.0)	(8.8)	(27.1)	(26.2)
Issuance of Common Shares	9	3.3	—	153.3	—
Reduction of paid-up capital	9	(345.0)	(139.1)	(465.0)	(2,431.1)
Issuance of a loan from the parent corporation	8	—	—	—	2,390.0
Dividends		(103.0)	(25.0)	(181.0)	(63.0)
Other		—	—	—	(0.2)
Cash flows (used in) provided by continuing financing activities		(152.0)	(274.9)	(232.0)	596.3

Net change in cash and cash equivalents		0.4	(1.8)	1.4	(821.9)

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018
(in millions of Canadian dollars)
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018
			(restated, note 2)		(restated, note 2)
Net change in cash and cash equivalents		$0.4	$(1.8)	$1.4	$(821.9)
Cash flows provided by (used in) discontinued operations		—	2.1	(0.7)	7.1
Cash and cash equivalents at beginning of period		1.4	0.7	1.1	815.8
Cash and cash equivalents at end of period		$1.8	$1.0	$1.8	$1.0

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$0.4	$0.2	$0.4	$0.2
Cash equivalents		1.4	0.8	1.4	0.8
		$1.8	$1.0	$1.8	$1.0
Interest and taxes reflected as operating activities
Cash interest payments		$42.0	$42.8	$140.4	$130.6
Cash income tax payments		53.1	0.4	226.5	1.5

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

For the three-month and nine-month periods ended September 30, 2019 and 2018
(in millions of Canadian dollars)
(unaudited)

	Note	September 30, 2019	December 31, 2018	December 31, 2017
			(restated, note 2)	(restated, note 2)
Assets

Currents assets
Cash and cash equivalents		$1.8	$1.1	$815.8
Accounts receivable		326.6	342.9	337.8
Contract assets		153.8	144.4	132.8
Amounts receivable from affiliated companies		48.9	9.7	7.0
Income taxes		2.2	—	27.2
Inventories		111.4	86.6	89.6
Other current assets		122.9	103.3	99.9
Assets held for sale		—	95.0	—
		767.6	783.0	1,510.1

Non-current assets
Investments		1,595.0	1,595.0	—
Property, plant and equipment		3,037.3	3,136.4	3,272.9
Intangible assets		1,353.8	1,059.6	908.0
Right-of-use assets		83.0	90.6	108.9
Goodwill		515.0	515.0	535.9
Derivative financial instruments	13	444.5	465.0	293.2
Promissory note to parent corporation	14	160.0	—	—
Subordinated loan to parent corporation	11	—	—	342.0
Other assets		107.2	112.7	100.9
		7,295.8	6,974.3	5,561.8
Total assets		$8,063.4	$7,757.3	$7,071.9

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018
(in millions of Canadian dollars)
(unaudited)

	Note	September 30, 2019	December 31, 2018	December 31, 2017
			(restated, note 2)	(restated, note 2)
Liabilities and equity

Current liabilities
Bank indebtedness		$26.2	$8.3	$—
Accounts payable and accrued charges		510.9	593.0	491.8
Amounts payable to affiliated corporations		83.4	41.5	54.7
Provisions		16.8	19.4	17.5
Deferred revenue		319.9	312.0	312.8
Income taxes		—	120.2	—
Current portion of lease liabilities		29.6	33.5	34.9
Current portion of long-term debt		—	—	5.4
Liabilities held for sale		—	6.6	—
		986.8	1,134.5	917.1

Non-current liabilities
Long-term debt	7	4,422.0	4,219.6	3,265.0
Subordinated loan from parent corporation	8	1,595.0	1,595.0	—
Lease liabilities		82.7	89.1	108.5
Derivative financial instruments	13	0.3	—	34.1
Deferred income taxes		776.2	735.3	713.8
Other liabilities		164.2	131.1	112.9
		7,040.4	6,770.1	4,234.3

Equity
Capital stock	9	1,008.8	1,320.5	132.4
(Deficit) retained earnings		(956.0)	(1,406.2)	1,829.3
Accumulated other comprehensive loss	12	(17.1)	(62.0)	(41.8)
Equity (deficit) attributable to shareholder		35.7	(147.7)	1,919.9
Non-controlling interests		0.5	0.4	0.6
		36.2	(147.3)	1,920.5

Contingencies	15
Subsequent events	16
Total liabilities and equity		$8,063.4	$7,757.3	$7,071.9

See accompanying notes to condensed consolidated financial statements

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) which itself is a wholly owned subsidiary of Quebecor Inc. (the ultimate parent corporation).  The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet access, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.                BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2018 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on November 6, 2019.

Comparative figures for previous periods restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2019.

2.                CHANGES IN ACCOUNTING POLICIES

(i)               IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since the Corporation is engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with the interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income.

Principal payments on the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES (continued)

(i)               IFRS 16 — Leases (continued)

The retrospective adoption of IFRS 16 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

	Three months ended	Nine months ended
Increase (decrease)	September 30, 2018	September 30, 2018
Purchase of goods and services	$(9.7)	$(29.1)
Depreciation and amortization	7.3	21.6
Financial expenses	1.8	5.5
Deferred income tax expense	0.2	0.6
Net income and comprehensive income attributable to shareholder	$0.4	$1.4

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017
Other current assets	(2.2)	(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	90.6	108.9
Lease liabilities[1,2]	122.6	143.4
Deferred income tax liability	(4.9)	(5.6)
Deficit	13.8	15.6

1          The current portion of lease liabilities is $33.5 million as of December 31, 2018 and $34.9 million as of December 31, 2017.

2          Includes a lease liability with the parent corporation of $28.3 millions as of December 31, 2018 and $30.2 millions as of December 2017.

(ii)            IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

3.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
		(restated, note 2)		(restated, note 2)
Employee costs	$143.2	$137.0	$449.1	$433.1
Less employee costs capitalized to property, plant and equipment and intangible assets	(51.0)	(45.5)	(157.3)	(142.9)
	92.2	91.5	291.8	290.2
Purchase of goods and services
Royalties and rights	101.8	105.6	304.1	316.8
Cost of products sold	91.2	90.9	251.6	238.1
Service costs	26.6	25.1	72.4	75.6
Marketing and distribution expenses	19.4	13.6	45.0	42.1
Other	77.0	93.9	263.7	269.7
	316.0	329.1	936.8	942.3
	$408.2	$420.6	$1,228.6	$1,232.5

4.                FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
		(restated, note 2)		(restated, note 2)
Third parties:
Interest on long-term debt	$48.3	$47.4	$143.1	$131.6
Amortization of financing costs	1.2	1.1	3.6	3.2
Interest on net defined benefit liability	1.1	0.8	3.3	2.4
(Gain) loss on foreign currency translation on short-term monetary items	—	—	(1.3)	0.9
Interest on lease liabilities	1.1	1.2	3.5	3.9
Other	0.7	0.5	1.5	(5.2)
	52.4	51.0	153.7	136.8
Affiliated corporations (note 8):
Interest expense	38.2	57.2	113.4	134.3
Dividend income	(38.6)	(57.8)	(114.6)	(135.7)
Interest on lease liabilities	0.5	0.5	1.5	1.5
Interest income	(2.0)	—	(5.5)	(0.8)
	(1.9)	(0.1)	(5.2)	(0.7)
	$50.5	$50.9	$148.5	$136.1

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

5.                RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the respective three-month and nine-month periods ended September 30, 2019, net charges of $0.5 million and $3.0 million were recorded relating mainly to various cost reduction initiatives across the Corporation ($0.5 million and $4.2 million in 2018). An impairment charge of $15.3 million was also recorded as a result of restructuring initiatives for the nine-month period ended September 30, 2019 ($12.9 million during the three-month and nine-month periods ended September 30, 2018).

6.                SPECTRUM LICENCES

On April 10, 2019, the Corporation acquired 10 spectrum licenses in the 600 MHZ band covering Eastern, Southern and Northern Quebec, as well as Outaouais and Eastern Ontario regions for a total price of $255.8 million.

7.                LONG-TERM DEBT

Components of the long-term debt are as follows:

	September 30, 2019	December 31, 2018
Bank credit facilities	$1,010.6	$742.0
Senior Notes	3,423.2	3,502.4
	4,433.8	4,244.4

Change in fair value related to hedged interest rate risk	11.7	2.4
Financing fees, net of amortization	(23.5)	(27.2)
	(11.8)	(24.8)
	4,422.0	4,219.6

8.                INVESTMENTS AND SUBORDINATED LOAN FROM PARENT CORPORATION

On February 27, 2018, the Corporation contracted a subordinated loan of $2,390.0 million from Quebecor Media Inc., bearing interest at a rate of 9.5%, payable every six months on June 20 and December 20, and maturing on February 27, 2048. On the same day, the Corporation invested the total proceeds of $2,390.0 million into 2,390,000 preferred shares, Series C, of
9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 9.6%, payable semi-annually.

These transactions were carried o ut for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

9.                CAPITAL STOCKS

(a)           Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2017	172,516,829	$132.4
Corporate reorganization
Cancellation of shares due to merger	(172,516,829)	(132.4)
Issuance of shares	10,544,961	3,908.6
Reduction of paid-up capital	—	(2,588.1)
Balance as at December 31, 2018	10,544,961	1,320.5
Issuance of shares	166,203	153.3
Reduction of paid-up capital	—	(465.0)
Balance as of September 30, 2019	10,711,164	$1,008.8

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred and subsequently cancelled all of its 172,516,829 common shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Quebec Inc. in exchange for i) a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,570 common shares of
9370-5762 Quebec Inc. and ii) 6,636,391 common shares of 9370-5762 Quebec Inc. The following day, the Corporation was merged with 9370-5762 Quebec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd.  Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,570 common shares of the Corporation. This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

9.                CAPITAL STOCKS (continued)

(b)           Issued and outstanding capital stock (continued)

Issuance of shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

On July 26, 2019, the Corporation issued 3,563 common shares to its parent corporation for a cash consideration of $3.3 million.

Reduction of paid-up capital

During the year ended December 31, 2018, the Corporation reduced its paid-up capital for total cash considerations of $2,588.1 million.

During the nine-month period ended September 30, 2019, the Corporation reduced its paid-up capital for total cash consideration $465.0 million.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

10.         STOCK-BASED COMPENSATION PLAN

Stock option plan

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the nine-month period ended September 30, 2019:

	Outstanding options
	Number	Weighted average exercise price

Quebecor Inc.
As of December 31, 2018:	1,008,900	$18.89
Granted	545,000	31.59
Cancelled/Forfeited	(20,000)	26.52
As of September 30, 2019	1,533,900	$23.30
Vested options as of September 30, 2019	500,000	$11.11

Quebecor Media Inc.
As of December 31, 2018:	75,400	$67.42
Transferred	4,000	51.88
Exercised	(28,300)	67.56
Cancelled	(4,600)	70.56
As of September 30, 2019	46,500	$65.69
Vested options as of September 30, 2019	29,250	$62.82

During the three-month period ended September 30, 2019, 10,050 stock options of Quebecor Media Inc. were exercised for a cash consideration of $0.5 million (13,850 stock options for $0.5 million in 2018). During the nine-month period ended September 30, 2019, 28,300 stock options of Quebecor Media Inc. were exercised for a cash consideration of $1.3 million (during the nine-month period ended September 30, 2018, 76,777 stock options of Quebecor Media Inc. were exercised for a cash consideration of $2.6 million and 100,000 stock options of Quebecor Inc. were exercised for a cash consideration of $1.3 million).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

10.         STOCK-BASED COMPENSATION PLAN (continued)

Deferred share units and performance share units plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based on Quebecor Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. As of September 30, 2019, 62,218 DSUs and 48,679 PSUs awarded to employees of the Corporation were outstanding under these plans. During the respective three-month and nine-month periods ended September 30, 2019, cash considerations of $0.3 millions and $2.0 millions were paid upon PSUs redemption.

Stock-based compensation expense

For the three-month period ended September 30, 2019 a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $0.5 million (a net charge of $1.3 million in 2018). For the nine-month period ended September 30, 2019, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $3.7 million (a net charge of $3.2 million in 2018).

11.         SUBORDINATED LOAN TO PARENT CORPORATION

On January 16, 2018, Quebecor Media Inc. reimbursed its subordinated loan of $342.0 million to the Corporation.

12.         ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2017	(4.0)	(37.8)	(41.8)
Other comprehensive loss	(26.0)	—	(26.0)
Balance as of September 30, 2018	(30.0)	(37.8)	(67.8)
Other comprehensive income (loss)	15.1	(9.3)	5.8
Balance as of December 31, 2018	(14.9)	(47.1)	(62.0)
Other comprehensive income	44.9	—	44.9
Balance as of September 30, 2019	30.0	(47.1)	(17.1)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 ½-year period.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

13.         FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments.

•                 Level 1:         quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                Level 2:           inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                Level 3:          inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as hold for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instruments and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019		December 31, 2018
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	(4,433.8)	(4,659.9)	(4,244.4)	(4,210.8)
Derivative financial instruments
Foreign exchange forward contracts	(0.3)	(0.3)	6.7	6.7
Cross-currency interest rate swaps	444.5	444.5	458.3	458.3

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

14.         DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media Inc. its 4Degrees Colocation Inc. data centers operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments.

These discontinued operations were transferred to Quebecor Media Inc. in exchange of a promissory note receivable for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

15.         CONTIGENCIES

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements.  The new proposed rates are substantially lower than interim rates and could represent a reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018.  On September 13, 2019, a coalition of cable companies (including the Corporation) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On September 27, 2019, the Federal Court of Appeal granted an interim stay of the CRTC’s order. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale internet access revenues.

16.         SUBSEQUENT EVENTS

On October 8, 2019, the Corporation issued $800.0 million aggregate principal amount of Senior Notes bearing interest at 4.50% and maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of approximately $9.3 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter.

On October 11, 2019, the Corporation contracted a subordinated loan of $2,950.0 million from Quebecor Media Inc., bearing interest at a rate of 10.0%, payable every six months on June 20 and December 20, and maturing on October 11, 2049. On the same day, the Corporation invested the total proceeds of $2,950.0 million into 2,950,000 preferred shares, Series D, of
9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 10.1%, payable semi-annually. These transactions were carried o ut for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Philippe Cloutier

By:	Philippe Cloutier
Senior Vice President and Chief Financial Officer

Date: November 13, 2019